Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce
ANNUAL
INFORMATION
FORM
December 7, 2006

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2

INFORMATION INCORPORATED BY REFERENCE	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Trends	6

DESCRIPTION OF THE BUSINESS	6
The CIBC Organization	6
Services Provided	6
Competitive Conditions	6
Employees	7
Social and Environmental Policies	7
Risk Factors	7

SELECTED CONSOLIDATED FINANCIAL INFORMATION	7
Annual Information	7
Dividends	7

MANAGEMENT’S DISCUSSION AND ANALYSIS	8

CAPITAL STRUCTURE	8
Ratings	8

MARKET FOR SECURITIES	9
Trading Prices and Volume	10
Prior Sales	11
Subsequent to year end	11

DIRECTORS AND OFFICERS	11
Directors and Board Committees	11
Executive Officers	11
Shareholdings of Directors and Executive Officers	12
Corporate Cease Trade Orders or Bankruptcies	12
Penalties or Sanctions	13
Personal Bankruptcies	14
Conflicts of Interest	14

LEGAL PROCEEDINGS	14

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	14

TRANSFER AGENT AND REGISTRAR	14

MATERIAL CONTRACTS	14

EXPERTS	15

AUDIT COMMITTEE	15

ADDITIONAL INFORMATION	17

Appendix A Rating Definitions	18

Appendix B Audit Committee Mandate	20

Appendix C Policy on the Scope of Services of the Shareholders’ Auditors	29

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements CIBC makes about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean International Bank transaction does not close when expected or at all, or that CIBC and Barclays Bank PLC may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where CIBC operates; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; that CIBC’s estimate of its sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications.

INFORMATION INCORPORATED BY REFERENCE
Certain disclosure in this annual information form (AIF) is derived and incorporated by reference from CIBC’s 2006 Annual Accountability Report for the year ended October 31, 2006 (2006 AAR). The table below identifies pages from the 2006 AAR which are incorporated by reference into this AIF.

AIF Item	2006 AAR – Page Reference
CORPORATE STRUCTURE
Intercorporate Relationships	131

GENERAL DEVELOPMENT OF THE BUSINESS
Trends	34-75

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	8-12, 34-52
Social and Environmental Policies	13-29
Risk Factors	53-66

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information	132-141

DIVIDENDS	99-101

MANAGEMENT’S DISCUSSION AND ANALYSIS	34-75

CAPITAL STRUCTURE	99-101

DIRECTORS AND BOARD COMMITTEES	30-33

LEGAL PROCEEDINGS	43, 121

TRANSFER AGENT AND REGISTRAR	155

AUDIT COMMITTEE	33
Unless otherwise specified, this AIF presents information as at October 31, 2006.
CORPORATE STRUCTURE
Name, Address and Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships
Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 131 of the 2006 AAR.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
Over the past few years, CIBC has refocused its business strategies, in addition to making significant investments in governance initiatives.
Beginning in 2002, the bank established four specific priorities as part of a new strategy to reduce CIBC’s risk profile and earnings volatility:
1.	Reduce risk

2.	Shift the bank’s business mix

3.	Grow core businesses

4.	Improve efficiency
CIBC set some specific goals. By 2004, many of these goals had been achieved:
•	Economic capital[1] allocated to the large corporate loan portfolio was reduced by 69%, exceeding the stated target of 33%

•	The carrying value of the merchant banking portfolio was reduced by 38.5%, exceeding the stated target of 33%

•	Business mix[1], as measured by economic capital, had shifted to 72% retail/28% wholesale, exceeding the stated target of 70%/30%

•	In addition to regular governance spending, $60 million was committed for extensive governance and control initiatives, including mandatory legal and reputational risk training for all CIBC employees
In 2005, CIBC’s further progress against its priorities and solid operating results from its businesses were overshadowed by the settlement of long-outstanding Enron-related litigation.
CIBC’s management team outlined three priorities for 2006:
1.	Maintain core business strength

2.	Improve productivity

3.	Build balance sheet strength
CIBC’s results in 2006 were a reflection of the progress that was made against its priorities:
Business strength
CIBC Retail Markets, consisting of CIBC’s retail banking and wealth management operations, continues to perform well overall and remains solidly positioned in the marketplace. CIBC’s focus on retail, heading into 2006, was to improve the credit quality of our portfolio. The

[1]	For additional information, see the Non-GAAP Measures section in the 2006 Management’s Discussion and Analysis in the 2006 AAR.

combination of enhancements to credit adjudication and an emphasis on growing secured lending contributed to an improvement in loan loss performance. Retail Markets loan losses for the fourth quarter of 2006 were down $92 million (41%) from the same period in 2005.
CIBC Retail Markets net income was up 18% from 2005 and up 32% from 2004. CIBC’s credit card business continues to be the leader in Canada with $11.7 billion in managed outstanding balances. Cards outstanding balances have been growing approximately 5-8% annually over the past three years. In the third quarter of 2006 CIBC’s Aerogold franchise had its strongest quarter-over-quarter total outstandings growth in a number of years, as well as strong growth in new accounts. CIBC’s residential mortgages business is in a strong #2 position. Recently, CIBC has experienced a shift to fixed rate mortgages from variable rate mortgages where CIBC has historically been strong. As in the past, CIBC is looking at further segmenting the marketplace and introducing new products to maintain its strong position in this business. CIBC’s deposit business is sound and market share has stabilized at approximately 19%. In mutual funds, balances are up from approximately $36 billion at the end of 2003 to over $47 billion at the end of 2006. Imperial Service was created six years ago to provide personalized advice to the top 15% of branch banking clients. CIBC’s focus is on extending its affluent client experience to more clients in high growth, high income markets. Today CIBC has the largest IDA-licensed, in-branch sales force and Imperial Service is accessible in twenty-eight markets. Funds managed per advisor is up approximately 21% since the end of 2003. CIBC Wood Gundy is the #2 full-service brokerage in Canada, as measured in assets. Growth in assets has been consistent over the past few years totalling $116 billion at the end of 2006.
CIBC’s planned acquisition of an additional 43.7% of FirstCaribbean International Bank (FirstCaribbean) will further strengthen CIBC’s retail business and provide international diversification of its earning base. FirstCaribbean is one of the largest regionally-listed banks in the Caribbean with over 3,400 staff, 100 branches and banking centres, and offices in 17 countries.
CIBC World Markets net income was $646 million compared with a loss of $1,671 million in 2005. The loss in 2005 includes the impact of an Enron-related settlement. Its 2006 performance reflects the progress CIBC has made to reduce risk and volatility in its wholesale business. CIBC has focused attention and resources in support of its client franchise, while continuing to further reduce its merchant banking portfolio.
In Canada, CIBC World Markets has been the leading equity underwriter for each of the past four years. In 2006, it maintained its #1 ranking in M&A for number of deals and transaction value. The U.S. business has been refocused, with investment concentrated on businesses that have good economic returns such as real estate finance, merchant banking, debt capital markets and equity-structured products.
Productivity
CIBC remains committed to improving its productivity.
In 2005, CIBC set a goal of $250 million of annual expense reductions by the end of 2006 as measured by 2006 fourth quarter non-interest expenses, annualized, less 2005 second quarter non-interest expenses (excluding the $75 million provision related to hedge funds settlements), annualized. CIBC exceeded that goal, achieving reductions of $272 million.

CIBC continues to have a strategic target of an efficiency ratio that is at the median or better among its Canadian bank peers. CIBC has made progress in this regard.
Balance sheet strength and capital usage
A primary measure of CIBC’s balance sheet strength is its Tier 1 capital ratio. CIBC has a stated Tier 1 capital ratio target of 8.5%.
Over the last year, our Tier 1 capital ratio increased from 8.5% to 10.4%.
In 2006, CIBC built its capital to fund its FirstCaribbean acquisition. CIBC is on track to close the first leg of this transaction by the end of calendar 2006. See page 43 of the 2006 AAR for more details.
In the area of capital usage, CIBC’s first priority is to invest in its core businesses in order to sustain their strength and position in the market place.
After meeting its internal investment needs, CIBC’s plan is to balance other capital deployment alternatives such as dividends, share buybacks and acquisition opportunities.
Trends
Information about the trends, commitments, events and uncertainties presently known to CIBC’s management and reasonably expected to have a material effect on CIBC’s business is provided throughout Management’s Discussion and Analysis on pages 34 to 75 of the 2006 AAR.
DESCRIPTION OF THE BUSINESS
The CIBC Organization
CIBC’s two strategic business lines are CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups: Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. Information about CIBC’s business lines and functional groups is provided on pages 34 to 52 of the 2006 AAR.
Services Provided
CIBC is a diversified financial institution, offering an extensive range of financial products and services to clients in Canada. In the United States and in certain other countries, CIBC offers a limited range of products to certain clients. A more complete description of services provided by CIBC Retail Markets and CIBC World Markets can be found in the 2006 AAR on page 46.
Competitive Conditions
CIBC is the fifth largest Canadian chartered bank in terms of market capitalization as of October 31, 2006.
With fairly similar distribution networks, products and services offered by CIBC’s major competitors (the other five largest chartered banks), price competition in more traditional bank businesses such as deposit-taking and lending, together with historically low levels of interest rates, has compressed net interest margins. Revenue growth has been supported by higher fee-based business, as the major banks have expanded their wealth management and wholesale operations over the past decade.
In recent years, competition has been increased by the growing presence of foreign subsidiaries offering traditional banking services. While they do not have the scale, infrastructure, knowledge of the market and regulatory flexibility to compete with the Canadian banks on a broad basis, they have competed directly in specific areas of business such as savings deposits, asset management and credit cards.
Given the slowing domestic growth opportunity, there has been an increasing commitment to international expansion to provide scale, presence and operational leverage. The attraction of potentially successful new growth opportunities must be assessed in light of the risks and cost of investment in a highly competitive U.S. market, or political, currency or other uncertainties associated with other international markets.
While the domestic environment is competitive, CIBC’s core retail and wholesale franchises remain well positioned for further growth, albeit at industry growth rates that are likely to be slower than the past. CIBC’s additional investment in the Caribbean, together with its continued wholesale operations in the U.S., Europe and Asia-Pacific markets, provide an important international footprint to complement its opportunities in Canada.
Employees
As at October 31, 2006, CIBC had a regular workforce headcount of 37,016.
Social and Environmental Policies
A description of CIBC’s social and environmental policies, along with the steps taken to implement them, is provided on pages 13 to 29 of the 2006 AAR.
Risk Factors
A description of risk factors related to CIBC and its business, and the steps taken to manage those risks, is provided on pages 53 to 66 of the 2006 AAR.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information (Canadian GAAP)
Selected consolidated financial information for the three most recently completed financial years of CIBC is provided on pages 132 to 141 of the 2006 AAR and is incorporated by reference.
DIVIDENDS
The cash dividends declared and paid per share for each class of CIBC shares can be found on pages 99 to 101 of the 2006 AAR and is incorporated by reference.

CIBC is prohibited by the Bank Act from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy and liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions (OSFI) regarding CIBC’s capital or liquidity. In addition, under the Bank Act, a bank is prohibited from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years. CIBC obtained approval from OSFI for dividends paid on its preferred and common shares on January 27, April 28, July 28 and October 27, 2006 and for dividends to be paid on its preferred and common shares on January 29, 2007 in order to satisfy this requirement.
CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.
CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC seeks to create a pattern of stable growth in dividends per common share and has established a long-term average payout ratio of earnings attributable to common shareholders of 40-50%.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis of CIBC for the year ended October 31, 2006 is provided on pages 34 to 75 of the 2006 AAR.
CAPITAL STRUCTURE
A description of CIBC’s capital structure is provided on pages 99 to 101 of the 2006 AAR.
Ratings
The table below provides the ratings for CIBC’s Class A Preferred shares and debt securities:

STANDARD
	DBRS	MOODY’S	& POOR’S	FITCH
PREFERRED SHARES	Pfd-1 (low)	—	P-1 (low) A-	—
SENIOR DEBT	AA (low)	Aa3	A+	AA-
SUBORDINATED DEBT	A (high)	A1	A	A+
SHORT-TERM DEBT	R-1 (mid)	P-1	A-1	F1+
The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the rating agencies.

A definition of the categories of each rating as at October 31, 2006 has been obtained from the respective rating organization’s website and is outlined in Appendix A.
MARKET FOR SECURITIES 2
CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares (except Series 28) on the Toronto Stock Exchange.
The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:
▪	US Dollar Floating Rate Debentures Notes due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2006;

▪	US Dollar Floating Rate Subordinated Capital Debentures due 2085 with interest at 6-month US$ LIBOR plus 0.125% which traded on the exchange at $83.25 on January 27, 2006.

The following subordinated debt security issued by CIBC World Markets plc (a wholly-owned subsidiary of CIBC) is listed on the Luxembourg Stock Exchange and to CIBC’s knowledge did not trade on that exchange during the year ended October 31, 2006:

▪	US Dollar Floating Rate Subordinated Notes due August 14, 2012 with interest at 3-month US$ LIBOR plus 0.35% until August 14, 2007, and 3-month US$ LIBOR plus 1.35% thereafter.

[2]	From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are considered deposits.

Trading Prices and Volume

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
	05	05	06	06	06	06	06	06	06	06	06	06
Common Shares
High	$80.30	$78.71	$81.15	$80.42	$86.55	$86.52	$83.79	$79.75	$79.95	$83.98	$85.30	$88.16
Low	$72.10	$74.09	$76.15	$77.60	$79.27	$81.77	$79.51	$73.25	$74.45	$76.91	$79.48	$83.01
Vol (‘000)	20525	19688	20005	19807	26025	16253	16830	21697	13080	15685	21026	24867

Pref. Series 18
High	$27.24	$27.27	$27.29	$27.24	$27.25	$26.83	$26.74	$26.84	$26.44	$26.68	$27.40	$27.46
Low	$26.03	$26.80	$26.76	$26.70	$26.69	$25.94	$25.75	$26.02	$26.10	$26.19	$26.51	$26.70
Vol (‘000)	457	71	88	122	137	73	108	109	88	94	262	142

Pref. Series 19
High	$27.62	$27.55	$27.11	$27.03	$27.14	$27.00	$27.11	$27.09	$26.61	$27.43	$27.00	$26.86
Low	$27.31	$26.90	$26.43	$26.51	$26.45	$26.32	$26.56	$25.88	$26.20	$26.34	$26.41	$26.43
Vol (‘000)	100	397	29	111	42	34	28	39	58	39	26	64

Pref. Series 23
High	$27.84	$27.80	$27.19	$27.32	$27.89	$27.20	$26.86	$27.00	$27.98	$27.59	$27.40	$26.97
Low	$27.44	$26.92	$26.66	$26.65	$26.88	$26.42	$26.45	$26.36	$26.35	$26.65	$26.22	$26.61
Vol (‘000)	83	557	34	91	233	40	77	255	26	200	668	994

Pref. Series 24
High	$27.10	$27.15	$27.09	$26.93	$26.75	$26.39	$26.23	$26.43	$26.49	$26.54	$26.46	$26.20
Low	$26.34	$26.63	$26.75	$26.56	$26.21	$25.96	$26.03	$26.00	$25.96	$26.17	$26.02	$25.99
Vol (‘000)	160	275	843	126	143	149	186	148	86	131	483	215

Pref. Series 25
High	$27.10	$27.16	$27.20	$27.18	$27.09	$26.75	$26.63	$26.86	$26.99	$26.88	$26.79	$26.49
Low	$26.46	$26.65	$26.69	$26.80	$26.60	$25.90	$26.30	$26.40	$26.50	$26.60	$26.32	$26.32
Vol (‘000)	150	341	167	141	158	136	202	253	745	117	86	190

Pref. Series 26
High	$27.12	$27.39	$27.15	$27.20	$27.18	$26.82	$26.57	$26.89	$26.68	$27.08	$27.14	$27.23
Low	$26.34	$26.51	$26.75	$26.74	$26.50	$26.00	$26.02	$26.38	$26.31	$26.50	$26.60	$26.70
Vol (‘000)	121	111	99	81	103	88	82	132	64	101	244	100

Pref. Series 27
High	$27.09	$27.25	$27.03	$27.39	$27.29	$26.77	$26.69	$26.88	$26.70	$26.87	$26.99	$27.00
Low	$26.31	$26.73	$26.71	$26.62	$26.60	$25.77	$25.80	$26.18	$25.93	$26.45	$26.40	$26.42
Vol (‘000)	178	85	91	159	122	98	134	88	83	84	104	99

Pref. Series 29
High	$27.15	$27.40	$27.37	$27.22	$27.61	$26.94	$26.65	$26.80	$26.61	$26.99	$26.97	$27.21
Low	$25.87	$26.50	$26.30	$26.51	$26.70	$25.80	$25.87	$25.75	$25.76	$26.12	$26.20	$26.34
Vol (‘000)	258	308	270	194	210	212	211	208	111	561	196	955

Pref. Series 30
High	$25.69	$26.00	$25.94	$25.74	$25.99	$25.55	$25.00	$25.20	$24.95	$25.50	$25.63	$25.95
Low	$24.35	$25.45	$25.50	$25.45	$25.45	$24.72	$24.42	$24.56	$24.63	$24.63	$25.12	$25.03
Vol (‘000)	663	796	402	444	461	372	642	445	176	204	265	307

Prior Sales
CIBC sold one issue of subordinated debt securities during the year ended October 31, 2006. The issue is not listed or quoted on an exchange:
▪	$1.3 billion 4.55% Medium Term Notes due March 28, 2016 (Subordinated Indebtedness) were issued on March 28, 2006, at a price of 99.841%.
Subsequent to year-end
On November 15, 2006, CIBC issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each.
DIRECTORS AND OFFICERS
Directors and Board Committees
Information concerning the directors and board committees of CIBC is found on pages 30 to 33 of the 2006 AAR and is incorporated by reference.
All of the directors have held their business affiliations indicated on page 32 of the 2006 AAR for the past five years with the exception of the following:
(i)	Gary F. Colter who was Vice-Chairman, KPMG Canada from 2001 to 2002;

(ii)	Margot A. Franssen who was formerly President and Partner, The Body Shop Canada from 1980 to 2004;

(iii)	John S. Lacey who was formerly the Chairman of the Board of Directors of Alderwoods Group Inc. from 2002 to 2006;

(iv)	Hon. John P. Manley who was in public service from his election to Parliament in 1988 until 2004. He was appointed to Cabinet in 1993, appointed as Deputy Prime Minister in 2002 and also served as Finance Minister from 2002 to 2003;

(v)	Cynthia M. Trudell, who was formerly Vice-President, Brunswick Corporation and President, Sea Ray Group from 2001 to 2006; and

(vi)	Ronald W. Tysoe who was Vice-Chair of Federated Department Stores from 1990 to 2006.
Directors are elected annually. Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of common shareholders, which is scheduled on March 1, 2007.
Executive Officers
The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 7, 2006:

Municipality of
Name	Position	Residence
McCaughey, G.T. (Gerry)	President and Chief Executive Officer	Toronto
Baxendale, S. (Sonia)	Senior Executive Vice-President, CIBC Retail Markets	Toronto
Capatides, M.G. (Mike)	Executive Vice President and General Counsel, Legal and Regulatory Compliance	Morristown, NJ
Dodig, V.G. (Victor)	Executive Vice President, Wealth Management	Toronto
Lalonde, R.A. (Ron)	Senior Executive Vice-President, Administration, Technology and Operations	Toronto
McGirr, S.R. (Steve)	Senior Executive Vice-President and Chief Risk Officer, Treasury and Risk Management	Toronto
Shaw, B. (Brian)	Senior Executive Vice-President, World Markets, Chairman and Chief Executive Officer, CIBC World Markets	Toronto
Venn, R.E. (Richard)	Senior Executive Vice-President, Corporate Development, Managing Director and Deputy Chairman, CIBC World Markets	Toronto
Woods, T.D. (Tom)	Senior Executive Vice-President and Chief Financial Officer	Toronto
All of the executive officers have held their present business affiliations for more than five years except Victor Dodig who was formerly Managing Director and Chief Executive Officer of UBS Global Asset Management Canada, Toronto, Ontario from 2002 to April 2005, and prior to that, held several senior positions at Merrill Lynch & Co. from 1997 to 2002.
Shareholdings of Directors and Executive Officers
To the knowledge of CIBC, as at October 31, 2006, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and no director or executive officer of CIBC beneficially owned or controlled voting securities of any subsidiaries of CIBC.
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mrs. Jalynn H. Bennett, a director of CIBC, who was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and the Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mrs. Bennett remains a director of the Nortel Companies;
(ii)	Mr. John S. Lacey, a director of CIBC, who was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (the CCAA) in June 1999. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remained as Chairman of the Board until November 2006;
(iii)	Mr. John P. Manley, a director of CIBC, who was a director of the Nortel Companies, when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter;

Mr. Manley was also a director of the Nortel Companies, when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains a director of the Nortel Companies; and
(iv)	Mr. Charles Sirois, a director of CIBC, who was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected, and was granted protection, to restructure its capital under the CCAA in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.
Penalties or Sanctions
To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
Conflicts of Interest
To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.
LEGAL PROCEEDINGS
A description of significant legal proceedings to which CIBC is a party is provided under the heading “Contingent Liabilities” on Page 121 of the 2006 AAR.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or will materially affect CIBC.
TRANSFER AGENT AND REGISTRAR
The addresses for CIBC’s transfer agent and registrar are provided on page 155 of the 2006 AAR.
MATERIAL CONTRACTS
On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (SEC) to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC.
On the same day, CIBC entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: CIBC’s continued cooperation with the DOJ; CIBC’s acceptance of responsibility for conduct of CIBC’s employees; CIBC’s agreement to exit certain structured finance businesses and transactions; CIBC’s agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter and year-end transactions; and CIBC’s retention of a law firm to monitor our compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.
EXPERTS
Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders — Report on Financial Statements and Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.
AUDIT COMMITTEE
The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit Committee member is an “audit committee financial expert” as defined by the rules of the U.S. Securities and Exchange Commission.
Education and Experience
This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.
Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president or chief executive officer of a large public company, and in the case of the Honourable John Manley, the Minister of Finance for the government of Canada. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. The Chair of the Audit Committee instituted a self-directed learning program that identifies a number of North American director development courses with a focus on audit committee responsibilities and finance, audit and accounting essentials for directors. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

Jalynn H. Bennett C.M.
Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Mrs. Bennett is a director of Nortel Networks Corporation, Nortel Networks Limited, Teck Cominco Limited and The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. She is also the Vice-Chair of The Public Accountants Council for the Province of Ontario.
Gary F. Colter
Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 31, 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. Mr. Colter is a director of Owens-Illinois Inc., Core-Mark Holding Company Inc. and Retirement Residences Real Estate Investment Trust. Mr. Colter received an Honours Bachelor of Arts degree in Business Administration from the Ivey Business School at University of Western Ontario and is a Fellow Chartered Accountant.
Ivan E.H. Duvar
Mr. Duvar, past Chair of CIBC’s Audit Committee, is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations including WAJAX Limited, WAJAX Income Fund, and ING Canada Inc. He is a Chair or past Chair of the audit committee of certain Canadian companies, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering. Mr. Duvar has also received a Certificate in Industrial Management from Canadian Institute of Management.
The Honourable John P. Manley
Mr. Manley is Senior Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley has held several senior portfolios in the Canadian federal government. Mr. Manley was appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. Mr. Manley is a director of Nortel Networks Corporation and Nortel Networks Limited and a director and member of the Audit Committee of Canadian Pacific Railway. Mr. Manley is also a director of DG Acquisition Corp. Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo.
Cynthia M. Trudell
Ms. Trudell is a company director. She held a number of progressively senior positions with General Motors from 1981 until 1996, when she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. From 1999 until 2001 she served as Vice President of General Motors and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors. From 2001 until 2006 Ms. Trudell was Vice President of Brunswick Corporation and President of Sea Ray Group. Ms. Trudell is a director and member of the Audit Committee of PepsiCo., Inc. and is a member of the Advisory Board of the University of Tennessee School of Business Administration.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.
Fees for Services provided by Shareholders’ Auditors
The information on professional service fees by Shareholder’s Auditors is provided on page 138 of the 2006 AAR.
ADDITIONAL INFORMATION
Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A
Rating Definitions
Dominion Bond Rating Service (DBRS)

Preferred Shares	Rating: Pfd-1 (low)
Superior credit quality. Supported by strong earnings and balance sheet characteristics. Generally Pfd-1 ratings correspond with companies whose senior bonds are rated AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower that the normal relationship with the issuer’s senior debt rating.

Senior Debt	Rating: AA (low)
Superior credit quality. Protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered of strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Subordinated Debt	Rating: A (high)
Satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the “A” category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated securities.

Short-Term Debt	Rating: R-1 (mid)
Superior credit quality and, in most cases, ratings in this category differ from R-1 (high) credits by only a small degree. Given the extremely tough definition DBRS has established for the R-1 (high) category, entities rated R-1 (middle) are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.
Moody’s

Senior Debt	Rating: Aa3
Debts judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade debts. They are rated lower than the best debts because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

Subordinated Debt	Rating: A1
Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment.

Short-Term Debt	Rating: P-1
Prime-1 Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:
▪	Leading market positions in well-established industries.
▪	High rates of return on funds employed.
▪	Conservative capitalization structure with moderate reliance on debt and ample asset protection.
▪	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
▪	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor’s (S&P)

Preferred Shares	Canadian Rating: P-1(low)
Global Rating: A-
The P-1 and A ratings are the highest of the five categories used by S&P in its respective Canadian and Global preferred share rating scales. “High” and “Low” and “+” and “-” grades may be used to indicate the relative standing of a credit within a particular rating category.

Senior Debt Subordinated Debt	Rating: A+ Rating: A
Obligations rated ‘A’ are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

Short-Term Debt	Rating: A-1
A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong.
Fitch

Senior Debt	Rating: AA-
High credit quality. ‘AA(ind)’ ratings indicate a low expectation of credit risk. They indicate strong capacity for timely payment of financial commitments. This capacity may vary slightly from time to time because of economic conditions

Subordinated Debt	Rating: A+
Adequate credit quality. ‘A’ ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of commitments is considered adequate. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Short-Term Debt	Rating: F1+
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.

(Within a band of rating symbols, the signs “+” (plus) or “-” (minus) denote relative position within the rating category.)

Appendix B
Canadian Imperial Bank of Commerce
Audit Committee Mandate
1. PURPOSE
(1)	The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.
2. MEMBERSHIP AND ORGANIZATION
(1)	Composition — The Audit Committee shall consist of not less than three or more than eight independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.
(2)	Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.
(3)	Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.
(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.
(5)	Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CIBC’s financial statements.

(6)	Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.
3. MEETINGS
(1)	Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.
(2)	Notices of Meetings — Notices of Audit Committee meetings may be provided by: prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not properly called.
(3)	Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.
(4)	Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.
(5)	Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).
(6)	Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditors, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.
4. ACCOUNTABILITIES AND RESPONSIBILITIES
The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), binding requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.
(1) Financial Reports
(a)	General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis of CIBC’s financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles (GAAP), or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors’ review report thereon and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:
(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal control over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)	review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.
(e)	Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of CIBC, press releases disclosing financial results of CIBC and any other material financial disclosure.
(2) External Auditors
(a)	General —The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(b)	Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)	Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality—control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)	Audit Plan — At least annually, the Audit Committee shall review a summary of the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)	Quarterly Review Report — The Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of CIBC.

(f)	Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board.

(g)	Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of CIBC and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h)	Pre-Approval of Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to CIBC or it’s subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.
(3) Internal Audit Function
(a)	General — The internal auditors shall be responsible for auditing and reviewing, as applicable, CIBC’s financial statements and internal controls over financial reporting. The Audit Committee shall review the independence of the internal auditors from management having regard to the scope of the internal audit function, the budget, planned activities and organization structure of the internal audit function.

(b)	Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment of CIBC’s Chief Auditor. At least annually, the Audit Committee shall evaluate the performance of the Chief Auditor and shall meet with the Chief Auditor to discuss the execution of matters under this mandate.

(c)	Review — At least annually, the Audit Committee shall consider and review with management and the Chief Auditor:
(i)	any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(ii)	the compliance of internal audit with professional standards promulgated by the Institute of Internal Auditors.

(d)	Audit Plans — The Audit Committee shall review a summary of the internal auditors’ annual audit plan. The Audit Committee shall consider and review with the internal auditors any material changes to the scope of the plan and communicate any significant changes to management.
(4) Internal Controls
(a)	General — The Audit Committee shall monitor the system of internal control.

(b)	Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors, the Chief Auditor, the Controller and the Chief Compliance Officer.
(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)	CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)	CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act; and

(vi)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.
(5)	Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:

(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)	require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)	review the effectiveness of the subsidiary’s internal controls over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal controls over financial reporting on management’s conclusions with respect to their effectiveness;

(e)	review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.
(6)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(7)	Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from the Chief Compliance Officer, the Controller, CIBC’s General Counsel, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(8)	Whistleblowing Procedures — The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters.

(9)	Succession Planning — In consultation with the Management Resources and Compensation Committee of the Board, the Audit Committee shall review succession plans for the Chief Financial Officer, the Chief Auditor, the Chief Accountant and the Controller of CIBC.

(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(12)	Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

(13)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.
5. REPORTING TO THE BOARD
(1)	The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.
6. COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.
(2)	At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.
7. CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on June 1, 2006.

Exhibit “A”
U.S. Securities and Exchange Commission Standards Implementing the Sarbanes Oxley Act of 2002 (the “SOX Standards”)
•	A member of the Audit Committee (“Member”) must be “independent” under the SOX Standards. In order to be considered independent, a Member may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee:
(a)	accept directly or indirectly any consulting, advisory or other compensatory fees from CIBC or any subsidiary thereof, excluding fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CIBC (provided such compensation is not contingent in anyway on continued service); or

(b)	be an “affiliated” person of CIBC or a subsidiary of CIBC.
The following words used above have the following meanings:
•	A Member is “affiliated” with CIBC or a subsidiary if he or she directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, CIBC or a subsidiary.
•	A person is not deemed to be in control of a specified person if the person:
(a)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities; and

(b)	is not an “executive officer” of the specified person.
•	A Member is also affiliated if he or she is:
(a)	an executive officer of an affiliate of CIBC;

(b)	an employee of an affiliate of CIBC;

(c)	a general partner of an affiliate of CIBC; or

(d)	a managing member of an affiliate of CIBC.

•	“Executive officer” means the President (or Chief Executive Officer), any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of an entity if they perform such policy making functions for the entity.

•	“Indirect” acceptance of any consulting, advisory or other compensatory fee, includes acceptance by a spouse, minor child or minor stepchild, child or stepchild sharing a home with the Member, or by an entity in which such Member is a partner, member, an officer such as a managing director occupying a comparable position or an executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to CIBC or any subsidiary of CIBC.

Appendix C
CIBC Policy on the Scope of Services of the Shareholders’ Auditors
Approved by the Board and Audit Committee on December 6, 2006
This policy is effective from the date of Audit Committee approval, December 6, 2006 and applies to all subsequent engagements.
A.	Purpose — The purpose of this policy is to set parameters for the engagement of the shareholders’ auditors by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act.
B.	Scope — This Policy covers all work that might be performed by the shareholders’ auditors through engagements with CIBC or its subsidiaries.
C.	Definition of Shareholders’ Auditors as used in this Policy — The term shareholders’ auditors refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.
D.	Accountability for Management of the Policy — The Chief Auditor is accountable for the management of this Policy and providing interpretations on its application.

E.	Statement of Policy
Scope of work and authorization standards:

1.	All work performed by the shareholders’ auditors for CIBC or its subsidiaries will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in the Appendix. The Chief Auditor will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits.

2.	In the event that a non-audit service is provided by the shareholders’ auditors that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

3.	The shareholders’ auditors will only perform audit, audit-related and tax work. Definitions of “audit”, “audit-related” and “tax work”, along with examples, are included in the Appendix.

4.	The shareholders’ auditors will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

5.	The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in the Appendix.
Ongoing relationship standards:

1.	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

2.	Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

3.	CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditors engagement team within 12 months of the final closure of the audit in which that individual last participated.
F. Measurement and Reporting Processes
1.	On a quarterly basis, the Chief Auditor will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditors for each engagement.

2.	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditors.

3.	On a quarterly basis, the shareholders’ auditors will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditors continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditors will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

4.	The Chief Auditor will be a signatory on all contracts of engagement with the shareholders’ auditors.
G. Currency
This policy will be reviewed at least annually and will be submitted to the Audit Committee of the Board of Directors for review and approval. Any significant updates will be communicated on CIBC Today.

Appendix

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]
Audit Services	Statutory audits or financial audits for CIBC and its subsidiaries or affiliates.

	Services associated with Canadian and U.S. registration statements, periodic reports and other documents filed with the regulators or other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to comment letters	$1 million
Attestation of management reports on internal controls

Audit Related Services	Employee benefit plan audits and other employee investment entity audits.	$.5 million
Agreed upon procedures reports or statutory compliance, regulatory or government program procedures required to comply with financial, accounting or regulatory reporting matters
Discussion and review of proposed accounting for disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the CICA, FASB, SEC, or other regulatory or standard setting bodies.
Due diligence services with respect to acquisitions or mergers of CIBC. The allowable services will be limited to the review of financial and tax information of the target and providing advice with respect to the likely impact on the reported financial statements and disclosures of CIBC.
Attest services not required by statute or regulation
Closing balance sheet audits pertaining to dispositions
General assistance with implementation of the requirements of SEC rules or listing standards promulgated pursuant to the Sarbanes-Oxley Act

Tax Work		$.5 million
Review of the financial statement implications of Canadian, provincial and local tax consequences of business transactions
Review of the financial statement implications of U.S. federal, and state tax consequences of business transactions
Review of the financial statement implications of international tax consequences of business transactions

[1]	The amount up to which the Chief Auditor can approve for engagements within the quarter. Any amounts exceeding the limits must be approved by the Audit Committee. The pre-approval amount includes administration fees and GST where applicable.

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]
Canadian tax compliance — CIBC consolidated and subsidiaries including the preparation of tax returns
International tax compliance — CIBC and subsidiaries including the preparation of tax returns
U.S. federal, state and local tax compliance including the preparation of tax returns
Assistance with tax audits and appeals before CCRA, and similar provincial, local and other foreign agencies
Tax advice and assistance regarding statutory, regulatory or administrative developments

Prohibited Non-Audit	The shareholders’ auditors is prohibited from providing any of the following services:
Activities	•	Bookkeeping or other services related to the accounting records or financial statements of CIBC,

	•	Financial information systems design and implementation,

	•	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,

	•	Actuarial services,

	•	Internal audit outsourcing services,

	•	Management functions or human resources,

	•	Broker or dealer, investment advisor, or investment banking services,

	•	Legal services,

	•	Corporate recovery services[2] paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of the financial advisors or consultants by virtue of its credit position with the client. Nothing in this section is intended to limit CIBC borrowers from freely choosing their own advisors.

	•	Expert services unrelated to the audit and

	•	Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible.

[2]	Corporate recovery services are defined as financial services provided to companies, lenders, creditors and other parties-in-interest in troubled or potentially troubled credit situations.